Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-252714

February 4, 2021

Janus Henderson Announces Secondary Offering of its Common Stock Held by Dai-ichi Life Holdings, Inc; Plans up to US$230 Million Stock Repurchase

JHG Enters New Strategic Co-operation Agreement with Dai-ichi Life

London, 4 February 2021 - Janus Henderson Group plc (NYSE/ASX: JHG; ”Janus Henderson”) announces today the commencement of a registered secondary offering of common stock through which Dai-ichi Life Holdings, Inc. (“Dai-ichi’) intends to exit its equity investment in Janus Henderson through an underwritten public secondary offering. Janus Henderson intends to repurchase up to US$230 million of the stock in the offering.

Dai-ichi has made a strategic decision to focus capital on its global insurance business. As such, Dai-ichi has determined to monetize its equity stake in Janus Henderson and has relinquished its board seat.

As part of this decision, Janus Henderson and Dai-ichi have entered a new strategic co-operation agreement. The new agreement announced today includes many provisions similar to those of the prior agreement, absent the capital commitment, and reflects the evolution of the companies’ strategic relationship. Of note, Dai-ichi and Janus Henderson will expand the companies’ expertise and human resources program to include a senior executive from Dai-ichi to help lead Janus Henderson’s efforts in Japan. The companies will also continue to collaborate on new product development and distribution.

Seiji Inagaki, President of Dai-ichi Life, said:

“Our relationship with Janus Henderson has benefited both our organizations over the last eight years, and we are pleased that our partnership will continue, even as we strategically reallocate capital investments. Janus Henderson remains a powerful franchise in the global Asset Management market and we hold their teams in high regard. Janus Henderson has been a great partner for the past 8 years. We are confident in Janus Henderson’s quality and leadership and look forward to continuing our strategic relationship with the firm going forward.”

Dick Weil, CEO of Janus Henderson, added:

“We look forward to continuing the strong relationship with Dai-ichi through the new co-operation agreement, building on eight years of trust. Although we are disappointed to lose Dai-ichi as a shareholder, today’s news does not change the path that Janus Henderson is on to deliver Simple Excellence across our business. We remain committed to delivering strong risk-adjusted returns for all of our clients and long-term value and profit growth for all of our shareholders.”

Centerview Partners is serving as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is serving as US legal advisor to Janus Henderson in connection with the transaction.

Janus Henderson has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Janus Henderson has filed with the SEC, including the preliminary prospectus supplement dated 4 February 2021, for more complete information about Janus Henderson and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement, when available, if you request them by contacting Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com.

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Janus Henderson

Janus Henderson Group is a leading global active asset manager dedicated to helping investors achieve long-term financial goals through a broad range of investment solutions, including equities, fixed income, quantitative equities, multi-asset and alternative asset class strategies.

At 31 December 2020, Janus Henderson had approximately US$402 billion in assets under management, more than 2,000 employees, and offices in 26 cities worldwide. Headquartered in London, the company is listed on the New York Stock Exchange (NYSE) and the Australian

Press enquiries:

Stephen Sobey
Head of Media Relations,
T: 44 (0) 2078182523
E: Stephen.sobey@janushenderson.com

Sarah de Lagarde
Global Head of Communications
T: 44 (0) 2078182626
E: Sarah.delagarde@janushenderson.com

Investor enquiries:

Jim Kurtz
Co-Head of Investor Relations (US)
T: 1 303 336 4529
E: jim.kurtz@janushenderson.com

Melanie Horton
Co-Head of Investor Relations (Non-US)
T: 44 (0) 2078182905
E: melanie.horton@janushenderson.com

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